SilverCrest Announces Appointment of Anna Ladd-Kruger to Board of Directors

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - July 14, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the appointment of Ms. Anna Ladd-Kruger to the Company's Board of Directors (the "Board"), effective immediately. Ms. Ladd-Kruger brings a strong financial background and extensive mining industry experience from her more than 20-year career.

N. Eric Fier, CEO commented, "We are excited to welcome Ms. Ladd-Kruger to the SilverCrest Board of Directors. As we continue to advance the Las Chispas Mine to commercial production, Ms. Ladd-Kruger's skill set and experience leading companies through various phases of development, including the transition to production, will be a valuable asset to the Company".

Anna Ladd-Kruger

Throughout her career, Ms. Ladd-Kruger has held key executive positions at several Canadian publicly listed mining companies, including roles supporting the transition from exploration to production and raising substantial debt and equity. Most recently, Ms. Ladd-Kruger was the Chief Financial Officer (CFO) of McEwen Mining Inc. where she was brought in to lead financial and operational turnaround strategies and was key to the McEwen Copper Asset spin-out, including serving as its CFO and director. Ms. Ladd-Kruger was previously the CFO of Trevali Mining Corporation, an international base metals mining company where she was part of the original executive management team that grew the company from a junior exploration company into a mid-tier global base metal producer.  Ms. Ladd-Kruger previously served as the CFO and VP Corporate Development for a number of mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.

Ms. Ladd-Kruger currently serves as a director for Nova Minerals (Chair), Integra Resources (Audit Chair), and Excellon Resources Inc. (until July 31, 2022). She is a Certified Public Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Master's in Economics from Queen's University and a Bachelor of Commerce from the University of British Columbia.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and near-term production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed construction of its Las Chispas Mine and is proceeding with commissioning. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1